OM

19003143

SECU

Washington, D.C.

SEC Mail Processing

FEB 25 2019

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2020
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 65977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Short Hills Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Camino Real #1021
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin A. Pollack **(516) 717-9698**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, **Kevin A. Pollack**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Short Hills Capital LLC, as

of **December 31**, **2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 25 2019
Washington, DC

Kevin A Pollack
Signature

President
Title

José Nieto
Notary Public

JOSE NIETO
Notary Public - State of Florida
Commission # FF 993251
My Comm. Expires May 17, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).***

SHORT HILLS CAPITAL LLC
Financial Statements and Schedules
as of December 31, 2018
With
Report of Registered Independent Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

February 5, 2019

Kevin Pollack
Short Hills Capital LLC
101 E. Camino Real #1021
Boca Raton, FL 33432

Dear Kevin:

We have audited the financial statements of Short Hills Capital LLC for the year ended December 31, 2018, and have issued our report thereon dated. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audits. We have communicated such information in our engagement letter to you dated November 2, 2018. Professional standards also require that we communicate to you the following information related to our audit.

<u>Significant Audit Findings</u>

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note A to the financial statements. New accounting policies were adopted related to revenue recognition that had no effect on the financial statements. The application of other existing policies was not changed during 2018. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements at December 31, 2018.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There were no sensitive disclosures affecting the financial statements at December 31, 2018.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. There were no significant misstatements detected as a result of audit procedures, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We requested certain representations from management that were included in the management representation letters dated February 5, 2019.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior year, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of you and Short Hills Capital LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Rubio CPA PC

A. Michael Rubio

SHORT HILLS CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS		
Cash	$	130,774
Other assets	$	9,171
Total Assets	$	139,945
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts Payable	$	300
Total Liabilities	$	300
Member's Equity	$	139,645
Total Liabilities and Member's Equity	$	139,945

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES	
Other	$ -
Total Revenues	$ -
EXPENSES	
Professional Fees	$ 11,923
Operating Expenses	$ 3,415
Other Expenses	$ 300
Total Expenses	$ 15,638
NET LOSS	($15,638)

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(15,638)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in accounts payable	$	(453)
Decrease in other assets	$	267
Net cash used by operating activities	$	(15,824)
NET DECREASE IN CASH	$	(15,824)
CASH, at beginning of year	$	146,598
CASH, at end of year	$	130,774

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, December 31, 2017	$ 155,283
Net income (loss)	$ (15,638)
Balance, December 31, 2018	$ 139,645

The accompanying notes are an integral part of these financial statements.

SHORT HILLS CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2018

NOTE 1. CORPORATE ORGANIZATION AND BUSINESS

The Company was formed in April 2003.

The Company is a registered broker-dealer subject to the regulations of the Financial Industry Regulatory Authority, the Securities and Exchange Commission, and the Securities Division of the state of New York.

The Company's primary business is to provide investment banking and valuation services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: The Financial Accounting Standards Board (FASB) has issued ASU 2014-09, Revenue from Contracts with Customers. The Company adopted ASU 2014-09 effective January 1, 2018. ASU 2014-09 replaced most existing revenue recognition guidance in U.S. GAAP when it became effective. In doing so, companies use more judgment and make more estimates than under previous guidance. The Company believes that there was no impact from adoption of the new accounting guidance.

New Pronouncement: In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 3. ESTIMATES

The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses.

NOTE 4. INCOME TAXES

The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

NOTE 5. CASH

The Company maintains its demand deposit in a high credit quality financial institution. Balances at times may exceed federally insured limits.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $130,474 which was $125,474 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .0023 to 1.0.

NOTE 7. DATE OF MANAGEMENT'S REVIEW

Subsequent events were evaluated through February 5, 2019, the date the financial statements were available to be issued.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its owner at no cost.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 9. CONTINGENCIES

The Company is subject to litigation and arbitration in the normal course of business. At December 31, 2018, the Company has no matter pending where the Company is defendant.

During 2013, the Company filed a claim to collect fees from a customer pertaining to an investment banking deal. After settlement, the customer defaulted and in September 2016 agreed to pay the Company additional monies. No payments were received in 2018 pursuant to the matter. The remaining balance receivable from the matter at December 31, 2018 of approximately $6,667 has not been recognized in the accompanying financial statements as the likelihood of collection is unknown.

SHORT HILLS CAPITAL LLC

SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2018

COMPUTATION OF NET CAPITAL:		
Total member's equity	$	139,645
Less nonallowable assets	$	(9,171)
Net capital	$	130,474
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Aggregate indebtedness	$	300
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
EXCESS NET CAPITAL	$	125,474
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.23%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018

There was no significant difference between net capital in the FOCUS report as of December 31, 2018 and net capital reported above.

SHORT HILLS CAPITAL LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2018

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Short Hills Capital LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Short Hills Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Short Hills Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Short Hills Capital LLC stated that Short Hills Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Short Hills Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Short Hills Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 5, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Short Hills Capital LLC

101 E Camino Real #1021
Boca Raton, FL 33432
Tel: (561) 717-9698

BROKER DEALERS ANNUAL EXEMPTION REPORT

Short Hills Capital LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(i) of the Rule.

Short Hills Capital LLC met the aforementioned exemption provisions throughout the most recent year ended December 31 without exception.

Kevin Pollack

Kevin Pollack
President
January 11, 2019